Exhibit 99.1

News Release

Sparling to merge with Stantec

Merger brings recognized industry leadership, robust West Coast presence to further strengthen buildings practice

SEATTLE, WA; EDMONTON, AB; (February 4, 2015) TSX, NYSE:STN

North American design firm Stantec will further enhance its West Coast presence and position as a building design leader through a merger with Seattle-based, 130-person Sparling, and their lighting design division Candela.  A recognized industry authority in electrical engineering and architectural lighting design, the company has award-winning expertise in technology, wireless, audiovisual, lighting and acoustic design. Sparling has offices in Seattle, San Diego, and Portland with a list of top-tier public and private sector clients. The transaction is expected to close in late February.

“Sparling brings a talented team of individuals to our organization in a region that is very important to Stantec,” said Bob Gomes, Stantec president and chief executive officer. “From the Pacific Northwest, they’ve established themselves as a creative, client-focused industry leader and will be a major complement to our growing buildings practice.”

Following nearly seven decades of operation, Sparling has serviced clients in a variety of sectors, including healthcare, corporate/commercial, entertainment, academics, government, military, and hospitality, among others. Large-scale projects in the firm’s portfolio include University of California San Diego Jacobs Medical Center where Sparling is providing technology consulting, audio/visual, wireless and DAS design. For Amazon.com’s Seattle South Union Campus, Sparling has provided electrical engineering and oversight on more than 3 million square feet of facilities owned by the international brand. Also in Seattle, the 273,000 square foot University of Washington Medical Center Montlake Tower was complemented with Sparling’s design in several areas, including 30 oncology beds, 39 single room NICU’s and hybrid procedure rooms. And Sparling completed the electrical engineering, audio/visual, technology, and lighting design for the University of Oregon Hatfield-Dowlin Complex.

“This is a major strategic opportunity for us,” says Eric Overton, Sparling president and CEO. “We can now expand our reach in our key core markets, and will have the opportunity to compete for large, high profile, complex projects with greater project diversity.  Most importantly, our clients will now have access to a broader set of services. I could not be more proud of the history and legacy of Sparling and our strong future going forward with Stantec.”

From its base of more than 15,000 employees, Stantec currently has nearly 6,500 team members working across the United States, including more than 1,800 in the US West.

About Stantec
The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. For more information, visit www.stantec.com.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Danny Craig Stantec Media Relations US West Ph. (949) 923-6085 Danny.Craig@stantec.com	Investor Contact Sonia Kirby Stantec Investor Relations Ph. (780) 616-2785 Sonia.Kirby@stantec.com	Sparling Contact Eric Overton CEO Ph. (206) 667-0545 eoverton@sparling.com

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